PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5325 5932  Fax: +852 2149 7094  Email: info@pantopcorp.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

December 2, 2014

Attention:	Amanda Ravitz, Assistance Director
Mary Beth Breslin

Re:	Pantop Corporation
Registration Statement on Form S-1/A No.1
Filed on November 7, 2014
File No. 333-198885

Dear Ms. Ravitz,

We refer to your message to update the financial information in the Form S-1.

Accordingly, we have filed the Form S-1 Amendment No.2 with the financial information updated to the quarter ended September 30, 2014, and the auditor consent letter in Exhibit 23.1.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

Pantop Corporation

/s/ Lijuan Hao

Lijuan Hao

President and Director

Cc. Grenfell Capital Limited